March 14, 2008

VIA EDGAR
Division of Corporate Finance
Mail Stop 4561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	Pamela Long - Assistant Director
Era Anagnosti - Staff Attorney
Terence O’Brien - Accounting Branch Chief
Ryan Rohn - Accountant

Re:	OriginOil, Inc. (the “Company”)
Registration Statement on Form SB-2/A
Filed on: February 5, 2008
File No. 333-147980

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission (the “Staff”) as set forth in its letter dated February 14, 2008 relating to the Registration Statement on Form SB-2/A (the “Registration Statement”) of the Company. Please be advised that the Company will file a new Registration Statement, as recommended by the Staff. On behalf of the Company, we respond as follows.

General

1.
Pleasenote that we have adopted a new system of disclosure rules for smaller companies filing registration statements with the SEC. These rules came into effect on February 4, 2008. We refer to the Final Rule Release No. 33-8876 “Smaller Reporting Company Regulatory Relief and Simplification” dated December 19, 2007 and the “Changeover to the SEC’s New Smaller Reporting Company System by Small Business Issuers and Non-Accelerated Filer Companies, a Small Entity Compliance Guide” dated January 25, 2008, both of which can be found in our website at www.sec.gov. As a result, please file your amendment on a Form S-1/A filing.

Response: As per the Staff’s comments, the Company is filing its amendment to its SB-2/A on a Form S-1/A filing (“Form S-1/A”).

Risk Factors, page 5

 Government Regulations of the Biofuels Industry May Hinder…,page 7

2.
The risk factor does not describe the risks associated with government regulations, as indicated in the caption. Please revise your disclosure to better describe to the investors the risks associated with rules and regulations affecting the biofuels industry. Please also explain the meaning of the following disclosure: “There is no assurance that the biofuels industry or any industry the Company markets to have the proper business and economic incentives 10 use the Company’s technology.” If this is a distinct risk, please discuss it in a separate, appropriately captioned risk factor.

Response: As per the Staff’s comments, the Company has revised its disclosure under the heading Risk Factors, beginning on page 1 of the Company’s Registration Statement on Form S-1/A.

Technological change may make our products obsolete..., page 8

3.	Based on the first sentence of your disclosure, it does not seem that the risk as presented is currently material. Please remove, or explain why this risk is currently material to the company.

Response: As per the Staff’s comments, the Company believes that this risk factor is not currently material to the Company and, as such, has removed it from the Company’s registration Statement on Form S-1/A.

We are subject to compliance with securities law…, page 9

4.
Please elaborate on the facts and circumstances underlying this risk. The fact that you have sold securities in unregistered transactions does not, on its own, explain why this is a material risk. If this risk relates to one or more particular transactions, you should explain that and also disclose the amount of your potential exposure in the event that investors rescinded their purchases.

Response: As per the Staff’s comments, the Company believes that this risk factor is not currently material to the Company and, as such, has removed it from the Company’s registration Statement on Form S-1/A.

Management Discussion and Analysis, page 11

Critical Accounting Policies, page 11

5.
This section does not seem to relate to you. It is not clear, for example, why you make estimates related to property, plant equipment, or deferred tax assets. Provide additional disclosure that addresses why these estimates bear the risk of change, why they are uncertain, how the estimates were arrived at, how accurate they have been in the past, and whether they are reasonably likely to change in the future. Please note that accounting policies should be discussed where the nature of the estimates involved is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters, or where the impact of the estimates on the financial condition or operating performance of the company is material. It is not clear from your disclosure why these accounting policies are cited. Please see SEC Release 33-8350, Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations for further guidance.

Response: As per the Staff’s comments, the Company has revised its disclosure under the heading Management Discussion and Analysis, beginning on page 8 of the Company’s Registration Statement on Form S-1/A.

Plan of Operation and Financing Needs, page 12

6.
We note your revised disclosure in response to comment 18 of our January 14, 2008 letter. However, you have not provided time investors with any information related to (i) where you stand on the prototype-building phase; or (ii) what this phase will entail as far as the work required to achieve a working prototype. Further revise your disclosures to provide the investors with a clearer picture of your plan of operation during the first six-month period. Further, as we note that you anticipate that the prototyping may take longer than expected, please discuss the factors that you believe could cause a delay

.
Response: As per the Staff’s comments, the Company has revised its disclosure under the heading Plan of Operations, beginning on page 7 of the Company’s Registration Statement on Form S-1/A. The Company has provided the investor with clearer information regarding the Company’s plan of operations for the first six months, specifically, development of the Company’s marketing prototype.

7.	Please explain how you determined the $400,000 marketing budget and why this phase requires more resources than the prototype-building phase.

Response: As per the Staff’s comments and after further review, the Company has determined that the prototype building phase budget is $450,000 and the marketing budget is $250,000. As such, the Company has revised its disclosure under the headingPlan of Operations, beginning on page 7 of the Company’s Registration Statement on Form S-1/A to reflect such changes.

8.	We reissue our comment 22 of our January 14, 2008 letter. It is not clear how long your cash will last and when during the next 12 months you may be forced to shut down due to lack of funding

Response: As per the Staff’s comments, the Company has revised its disclosure under the heading Plan of Operations, beginning on page 7 of the Company’s Registration Statement on Form S-1/A.

Description of Business, page 13

9.
In your revised disclosure you state that the intent of your technology is to improve the basic production of algae as a feedstock. Since the success of your business depends on your ability to license your technology, it is important that the investors understand the likelihood of your product’s acceptance in the market. Therefore we reissue comment 24 of our January 14, 2008 letter since the information that we encourage you to provide to the investors, will allow them to understand why a licensee would be interested in licensing your technology.

Response: As per the Staff’s comments, the Company has revised its disclosure under the heading Description of Business, beginning on page 11 of the Company’s Registration Statement on Form S-1/A.

10.
We note your revised disclosure in response to comment 28 of our January 14, 2008 letter. Please revise your disclosure by providing additional information about the competitive conditions you will face in view of the competing technology from the companies you have identified as algae feedstock producers. For example, you should consider discussing factors such as the number of such companies, their size, and their geographical location.

Response: As per the Staff’s comments, the Company has revised its disclosure under the heading Description of Business, beginning on page 11 of the Company’s Registration Statement on Form S-1/A.

Board of Directors, page 17

11.
We note your revised disclosure in response to comment 40 of our January 14, 2008 letter. Please explain your statement that you do not currently have any committees and that you have never implemented a “full” audit committee compliant with Sarbanes-Oxley.

Response: The Company does not and has never had an audit committee. As such, the Company has revised its disclosure under the heading Board of Directors, beginning on page 17 of the Company’s Registration Statement on Form S-1/A.

Selling Security Holders, page 18

12.
We your revised disclosure in response to comment 44 of our January 14, 2008 letter; however, you do not seem to address the issue raised in the last sentence of our comment. To the extent that both T Riggs Eckelberry and Nicholas Eckelberry disclaim ownership of Tener Riggs Eckelberry’s shares, so state note

Response: T Riggs Eckleberry and Nicholas Eckelberry disclaim ownership of Tener Riggs Eckelberry’s shares. As such, and as per the Staff’s comments, the Company has revised its disclosure under the heading Selling Security Holders, beginning on page 14 of the Company’s Registration Statement on Form S-1/A.

Plan of Distribution, page 26

13.
We note your revised disclosure in response to comment 46 of our January 14, 2008 letter. Please explain your new disclosure related to sales of securities pursuant to Rule 144 of the Securities Act. Since the filing is a registered offering of securities, referred to Rule 144 seem misplaced

Response: As per the Staff’s comments, the Company has revised its disclosure under the heading Plan of Distribution, beginning on page 22 of the Company’s Registration Statement on Form S-1/A.

Financial Statements, page F-1

14.	Please update your filing as required by Rule 310(g) of Regulation S-B to include audited financial statements as of and for time year ended December 31, 2007.

Response: As per the Staff’s comments, the Company has included in its Registration Statement on Form S-1/A, audited financial statements as of and for time year ended December 31, 2007.

Part II

Recent Sales of Unregistered Securities, page 30

15.
We reissue comment 48 of our January 14, 2008 letter. Your revised disclosure on page 5 of the Prospectus Summary states that ti1e selling securities holders acquired their shares in a series of private placements conducted between August and October; however, in your Recent Sales of Unregistered Securities discussion on page 30 you do not list any private placements which took place during the month of September or October. You further state that up to 32,001,455 shares of common stock may be offered and sold pursuant to this registration statement. Please indicate how many of the shares sold in the private placement conducted in August, 2007 and how many of the shares sold in the private placement conducted in November 19, 2007 are subject to this registration statement.

Response: As per the Staff’s comments, the Company has revised its disclosure in the Prospectus Summary of the Company’s Registration Statement on Form S-1/A to specify which shares from the Company’s recent sales of unregistered securities are being offered for resale in this Prospectus.

Exhibits, page 30

Exhibit 5.1 — Legal Opinion

16.	Please revise the third paragraph of the legal opinion to remove the qualification language at the end of the sentence.

Response: As per the Staff’s comments, the Company instructed counsel to revise its Legal Opinion, contained in Exhibit 5.1 of the Company’s Registration Statement on Form S-1/A.
* * * * *

If you have any further comments and/or questions, please contact the undersigned at (212) 930-9700.

Very truly yours,

/s/Jared Daniel Verteramo
Jared Daniel Verteramo, Esq.